Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2002-1G TRUST

      Quarterly Noteholders Report Related to the July 7, 2003 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD   $863,413,800.00
first  day after  the  Payment  Date  occurring  during  the collection period i.e. 8th April 2003:

Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $3,183,748.45
on the Payment Date being 7th July 2003:

Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $55,622,000.00
each class of notes on the Payment Date being 7th July 2003:

Income for the collection period:                                       AUD $28,065.765.87

The Mortgage Principal Repayments for the collection period:            AUD $131,159,096.00

Expenses of the trust for the collection period:                        AUD $23,199,437.62

Aggregate  of all redraws on the  housing  loans made during            AUD $31,434,224.00
the collection period:

Interest  rates  (all in)  applicable  for  interest  period            A2 Notes: 1.290000%
ending 6th October 2003:

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $3,238,113.00
the collection period:                                                  Unscheduled:    AUD $127,920,983.00

Aggregate of outstanding balances of housing loans as at the            30 June 2003 :  AUD $1,564,461,958.00
last of day of the collection period:

Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.75%
                                                                        30-59    0.37%
                                                                        60+      0.34%
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